Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com

VIA EDGAR & email

June 22, 2020

Alberto H. Zapata, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:            Lincoln New York Account N for Variable Annuities of
Lincoln Life & Annuity Company of New York
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-239293 - Lincoln Investor Advantage® Advisory Choice

Dear Mr. Zapata:

On behalf of Lincoln Life & Annuity Company of New York (“Lincoln”) and Lincoln New York Account N for Variable Annuities (“the Account”), attached is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln Investor Advantage® Advisory Choice.  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on June 19, 2020. We anticipate a September 4, 2020 effective date.

Lincoln Investor Advantage® Advisory Choice (“LNY Contract”) is in many material respects similar a contract recently registered by The Lincoln National Life Insurance Company (specifically, Lincoln Investor Advantage® Advisory Choice, File No. 333-239288, the “LNL Contract”).  The registration statement for the LNL Contract is currently being reviewed within the Division of Investment Management. The attached copies of the prospectus and Statement of Additional Information for the LNY Contract have been marked to show the differences between the LNY Contract and the LNL Contract.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review pursuant to SEC Release No. IC-13768.

The material differences between the LNY Contract and the LNL Contract are as follows:

1.
The Depositor for the LNY Contracts is Lincoln Life & Annuity Company of New York, while the Depositor for the LNL Contracts is The Lincoln National Life Insurance Company. The Registrant for the LNY Contracts is Lincoln New York Account N for Variable Annuities, while the Registrant for the LNL Contracts is Lincoln Life Variable Annuity Account N. As a result, several contractual and/or regulatory differences are reflected:

•	The assumed interest rate cannot be higher than 5% in New York.
•	A transfer charge of $25 is discussed in the prospectus for the LNY Contracts, but it does not appear in the prospectus for the LNL Contracts.
•	The Earnings Optimizer Death Benefit offered in the LNL Contracts is not available in the LNY Contracts. Consequently, LNY contractowners are not subject to Investment Requirements.
•	There is no provision for selling group individuals under the LNY Contracts.
2.	The favorable treatment for withdrawals taken to pay advisory fees is not applicable to the LNY Contracts.
3.
From an administrative standpoint, the prospectus for the LNY Contracts refers to the term “Servicing Office”, while the prospectus for the LNL Contracts refers to the “Home Office”. The term “Servicing Office” is a term we use to reflect specific requirements under New York law.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 860-466-2832.  Thank you for your assistance.

Sincerely,
/s/ Nadine Rosin
Nadine Rosin